eNucleus Acquires Applitech Solution Limited

Chicago, Il-May 12, 2005-eNucleus, Inc. (OTC: ENUI.OB), a provider of high-quality, proprietary supply chain software and service solutions, announced today that it has closed on the acquisition of Applitech Solution Limited, a privately held global provider of software and IT Services. Under the agreement, eNucleus purchased customer contracts, accounts receivables, and software for total consideration of 1.0 Million shares of eNucleus common stock, 350,000 warrants at a strike price of $0.40 plus a deferred cash payment that will be equal to one half of the net earnings of those assets in 2005 to a maximum of $2.5 million.

Applitech Solution Ltd., a privately held software and services company based in Ahmadabad, India, was established in 1993, to provide a range of services and software covering IT Consulting, Engineering and Systems Integration Services, ERP Implementations, and Application Development. The company had revenues of $7 million in 2004.

John Paulsen, CEO of eNucleus said, "This acquisition represents the last of a string of assets we sought when we started looking at a specialized pool of technological applications and services in India that resulted in our purchase of TenderCity and Frontier Technologies last year. Having now purchased the remainder of the assets we wanted, the price we paid for the parts will ultimately prove to be lower than the value we derive as we integrate them all into our business, and we thus expect these acquisitions to generate additional value for our shareholders."


About eNucleus
eNucleus (www.enucleus.com) is a supply-chain management applications company that delivers proprietary software solutions via license and managed hosting for the Global 1000 and the SME marketplace. The seamless and immediate exchange of critical business information provided by our software solutions allows our clients to run their businesses with maximum efficiency and profitability. For more information on eNucleus solutions, go to www.enucleus.com.


Forward-Looking Statements
The information contained in this press release, including any "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 contained herein, should be reviewed in conjunction with the Company's annual report, financial filings and other publicly available information regarding the Company, copies of which are available from the Company upon request as well as with its periodic SEC filings. Such publicly available information sets forth many risks and uncertainties related to the Company's business and such statements, including risks and uncertainties related to that are unpredictable and outside of the influence and/or control of the Company.


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